SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G

FINAL AMENDMENT

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

        Steinway Musical Instruments, Inc.
(Name of Issuer)

         Ordinary Common Stock, par value $0.001 per share
(Title of Class of Securities)

        858495104
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.  858495104

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First New York Securities L.L.C.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 57,234
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 57,234
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,234
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12)	TYPE OF REPORTING PERSON BD

 SCHEDULE 13G

CUSIP No.  858495104

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven D. Heinemann
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 97,077
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 97,077
		8)	SHARED DISPOSITIVE POWER 21,948
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,025
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12)	TYPE OF REPORTING PERSON IN

Schedule 13G

Item 1(a).	Name of Issuer:

Steinway Musical Instruments, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 South Street, Suite 305
Waltham, Massachusetts  02453

Item 2(a).              Name of Person Filing:

(1)           First New York Securities L.L.C. (“FNYS”)

(2)	Steven D. Heinemann. Mr. Heinemann is a managing member of FNYS.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1)           First New York Securities L.L.C.:       90 Park Avenue, 5th Floor
                    New York, NY  10016

(2)   Steven D. Heinemann:                 c/o First New York Securities L.L.C.
90 Park Avenue, 5th Floor
New York, NY  10016

Item 2(c).	Citizenship:

(1)           First New York Securities L.L.C.:        New York

(2)   Steven D. Heinemann:              United States

Item 2(d).	Title of Class of Securities:

Ordinary Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

858495104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned:[1]

(1)           First New York Securities L.L.C.:                                          57,234

(2)           Steven D. Heinemann:                                                           119,0252

(b)	Percent of class:

(1)           First New York Securities L.L.C.:                                          0.7%

(2)           Steven D. Heinemann:                                                            1.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

(1)           First New York Securities L.L.C.:                          57,234

(2)           Steven D. Heinemann:                                            97,077

(ii)	Shared power to vote or to direct the vote:

(1)           First New York Securities L.L.C.:                           0

(2)           Steven D. Heinemann:                                             0

(iii)	Sole power to dispose or to direct the disposition of:

(1)           First New York Securities L.L.C.:                           57,234

(2)           Steven D. Heinemann:                                             97,077

(iv)	Shared power to dispose or to direct the disposition of:

(1)           First New York Securities L.L.C.:                            0

(2)           Steven D. Heinemann:                                             21,948

--------------------------------------
1 Percentages based on 8,055,307 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 10, 2008.
2 Includes shares owned by First New York Securities L.L.C. as to which the reporting person may be deemed to share dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five (5) percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.                    Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   February 13, 2009

                                                                FIRST NEW YORK SECURITIES LLC

                                        By: /s/ Harris Sufian
                                                                   Name: Harris Sufian
                                                                   Title:   Managing Member

                                                                /s/ Steven D. Heinemann
                                                                Steven D. Heinemann